Exhibit 99.1

Link Motion Announces Changes to its Board of Directors

BEIJING – February 26, 2019 -- Link Motion Inc., (NYSE: LKM) (“Link Motion” or “the Company”), a leading smart car and smart ride company, announces changes to its board of directors.

Mr. Larry Chi and Mr. Bruson Li, the directors designated by China AI Capital Limited (“China AI”) have been replaced by Mr. Shengli Chen and Mr. Guoli Yuan, who are newly nominated by China AI to replace Mr. Larry Chi and Mr. Bruson Li as China AI’s representative on the Company’s board. Mr. Guoli Yuan has more than 10 years of financial industry experience and Mr. Shengli Chen has rich experience in manufacturing and network industry.

About Link Motion Inc.

Link Motion Inc. (“Link Motion” or the “Company”, NYSE: LKM) is a leading smart car and smart ride company. Link Motion's portfolio of offerings includes enabling technology solutions and secure connected carputers for the ecosystem of car businesses, consumer ride sharing services, as well as legacy mobile security, productivity and other related applications. For more information on Link Motion, please visit www.lkmotion.com or the company’s U.S. investor relations site here.